NOTICE TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED
JUNE 30, 2006

MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Mountain Province Diamonds Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the March 31, 2006 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

Auditors' Involvement

The auditors of Mountain Province Diamonds Inc. have not performed a review of the unaudited consolidated financial statements for the three months ended 2006 and 2005.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	June 30,	March 31,
	2006	2006
	(Unaudited)	(Audited)

Assets
Current assets
Cash and cash equivalents	$989,161	$845,452
Term deposit	275,000	-
Marketable securities	71,392	71,392
Accounts receivable	94,015	66,637
Advances and prepaid expenses	90,688	6,052
	1,520,256	989,533
Long-term investment (Note 3)	1,400,000	1,400,000
Mineral properties (Note 4)	1,552,553	1,552,553
Deferred exploration costs (Note 4)	30,929,049	30,929,049
Equipment (Note 5)	2,957	3,153
Total assets	$35,404,815	$34,874,288

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$134,053	$181,266
Shareholders' equity:
Share capital (Note 6)	59,029,913	58,253,663
Contributed surplus (Note 7)	561,777	561,777
Deficit	(24,320,928)	(24,122,418)

Total shareholders' equity	35,270,762	34,693,022
Total liabilities and shareholders' equity	$35,404,815	$34,874,288

See accompanying notes to unaudited interim consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

	For the Three Months
	Ended
	June 30,
	2006	2005

Expenses:
Amortization	$196	$325
Consulting fees (Note 10)	52,323	30,348
Directors' fees and honourarium	22,083	-
Interest and bank charges	226	116
Office and miscellaneous	15,416	46,182
Professional fees	18,726	1,284
Promotion and investor relations	39,207	15,049
Rent	600	5,309
Salaries and benefits	9,612	4,189
Transfer agent and regulatory fees	30,107	4,396
Travel	16,089	11,639
	204,585	118,837
Other earnings:
Interest	6,075	1,027
Net loss for the period	(198,510)	(117,810)
Deficit, beginning of period	(24,122,418)	(21,922,530)

Deficit, end of period	$(24,320,928)	$(22,040,340)
Basic and diluted loss per share (Note 9)	$(0.004)	$(0.002)
Weighted average number of shares
outstanding	53,391,616	52,623,834

See accompanying notes to unaudited interim consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	For the Three Months
	Ended
	June 30,
	2006	2005
Cash flows provided by (used in) the following activities

Operating activities
Net loss for the period	$(198,510)	$(117,810)
Items not requiring an outlay of cash
Amortization	196	325
Changes in non-cash items
Accounts receivable	(27,378)	(4,334)
Advances and prepaid expenses	(84,636)	(6,500)
Accounts payable and accrued
liabilities	(47,213)	(44,259)
	(357,541)	(172,578)
Investing activities
Mineral properties	-	(19,955)
Term deposit	(275,000)	-
Financing activities
Shares issued for cash	776,250	37,500
Change in cash and cash equivalents during the period	143,709	(155,033)

Cash and cash equivalents,
beginning of the period	845,452	1,001,104
Cash and cash equivalents,
end of the period	$989,161	$846,071

See accompanying notes to unaudited interim consolidated financial statements

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Three Months Ended June 30, 2006

1.	Nature of Operations and Basis of Presentation
During the year ended March 31, 2006, the Company amended its articles and continued incorporation under the Ontario Business Corporation Act, transferring from the Company Act (British Columbia).

The Company is in the process of exploring its mineral properties in conjunction with third parties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partners to complete exploration and development and discover economically recoverable reserves and upon future profitable production or proceeds from disposition of the Company’s mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off costs capitalized to date.

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three month period ended June 30, 2006 may not necessarily be indicative of the results that may be expected for the year ending March 31, 2007.

The consolidated balance sheet at March 31, 2006 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual consolidated financial statements for the year ended March 31, 2006. For further information, refer to the consolidated financial statements and notes thereto included in the Company's annual consolidated financial statements for the year ended March 31, 2006.

2.	New Accounting Pronouncements

In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments - Recognition and Measurement, and Handbook Section 3865, Hedges. These standards are effective for interim and annual financial statements for the Company's fiscal years beginning November, 2006.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Three Months Ended June 30, 2006

3.	Long-term investment:

The long-term investment consists of 4,000,000 common shares of Northern Lion Gold Corp. (“Northern Lion”), acquired upon disposal of the Company’s remaining interest in the Haveri property (see March 31, 2006 audited financial statements Note 6(b)). The common shares are subject to a hold period expiring February 24, 2007, following which the Company is contractually obligated to sell not fewer than 250,000 common shares at a time and must first offer Northern Lion the right to place the number of shares that the Company wishes to sell. The Company has also agreed to provide Northern Lion’s management a proxy for the purpose of voting the common shares for a period of three years. On acquisition, the Company recorded a gain on the sale in the amount of $4,187,634. During the year ended March 31, 2006 and 2005, the Company recorded $1,080,000 and $1,860,000 respectively, as other than a temporary write-down of investments.

The quoted market value of the long-term investments at June 30, 2006 was $1,440,000 (March 31, 2006 - $2,280,000).

4.	Mineral Properties and Deferred Exploration
Acquisition costs:
	June 30,	March 31,
	2006	2006
	(Unaudited)	(Audited)

Gahcho Kue Project (1)	$1,552,553	$1,552,553

Deferred exploration:
	June 30,	March 31,
	2006	2006
	(Unaudited)	(Audited	)

Gahcho Kue Project (1)	$30,929,049	$30,929,049

(1)	Refer to note 6 in the March 31, 2006 audited consolidated financial statements for a breakdown of material costs and a description of this property.

5.	Equipment

			June 30,	March 31,
	Cost	Amortization	2006	2006
			(Unaudited)	(Audited)

Furniture	$11,088	$(9,561)	$1,527	$1,607
Equipment	4,065	(4,065)	-	-
Computers	14,584	(13,154)	1,430	1,546

	$29,737	$(26,780)	$2,957	$3,153

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Three Months Ended June 30, 2006

6.	Share Capital
(a) Authorized
Unlimited number of common shares without par value

(b) Issued and fully paid
Common shares:
	Number of
	Shares	Amount
Balance, March 31, 2006 (Audited)	53,075,847	$58,253,663
Exercise of stock options - cash	555,000	776,250

Balance, June 30, 2006 (Unaudited)	53,630,847	$59,029,913

7.	Stock Options

The following table reflects the continuity of stock options during the period:

		Weighted
		Average
	Stock	Exercise
	Options	Price
Balance, March 31, 2006 (Audited)	1,060,000	$1.90
Exercised	(555,000)	1.40

Balance, June 30, 2006 (Unaudited)	505,000	$1.84

As at June 30, 2006, the Company had the following stock options outstanding:

	Black-Scholes	Number of	Exercise	Weighted Average
Expiry Date	Value ($)	Options	Price ($)	Remaining Life
December 21, 2006	-	50,000	0.67	0.48	years
October 21, 2007	33,079	30,000	1.36	1.31	years
March 21, 2008	24,419	25,000	2.06	1.73	years
October 1, 2009	189,400	200,000	1.96	3.26	years
November 1, 2010	127,571	100,000	2.63	4.34	years
January 30, 2011	187,308	100,000	4.50	4.59	years

	561,777	505,000	1.84	3.28	years

8.	Income Taxes

The estimated taxable income for the period is $nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized. For further information about the Company's losses for tax purposes, refer to the audited consolidated March 31, 2006 financial statements. The benefits of these losses and the estimated loss for the period are not recognized in these consolidated unaudited interim financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Three Months Ended June 30, 2006

9.	Loss Per Share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to the common shareholders equals the reported loss. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued. The treasury stock method assumes that the proceeds received on exercise of stock options is used to repurchase common shares at the average market value for the period.

10.	Related Party Transactions

On May 10, 2006, the Company entered into a contract with a new Chief Financial Officer (“CFO”) and Corporate Secretary with an effective date of May 11, 2006.

As at June 30, 2006, $23,750 (2005 - nil) was owed to directors of the Company for unpaid directors' fees. Amounts are payable on demand, unsecured and are non-interest bearing.

As at June 30, 2006, $37,500 (2005 - $nil) was accrued or paid to the new President and CEO of the Company for services rendered in the three months ended June 30, 2006.

As at June 30, 2006, $12,621 (2005 - $nil) was accrued or paid to the new CFO of the Company for services rendered from May 11, 2006 until June 30, 2006.

As at June 30, 2006, $nil (2005 - $9,000) was accrued or paid to a company owned by a director of the Company for corporate secretarial and accounting services.

These transactions were in the normal course of operations.

11.	Subsequent Event

On July 24, 2006, the Company announced completion of the acquisition of 4,892,750 common shares of Camphor Ventures Inc. (“Camphor”), representing approximately 33.5 percent of the issued and outstanding common shares of Camphor. The acquisition was undertaken through a private agreement exempt share exchange with five Camphor shareholders. The Camphor shares were acquired on the basis of 39.75 shares of the Company for each 100 Camphor shares, resulting in the issuance of 1,944,868 common shares of the Company.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Three Months Ended June 30, 2006

12.	Reconciliation of United States Generally Accepted Accounting Principles ("US GAAP")

The effect of the differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets, statements of loss and cash flows is summarized as follows:

	June 30, 2006 (Unaudited)	March 31, 2006 (Audited)
(i) Total Assets:
Total assets, under Canadian GAAP	$35,404,815	$34,874,288

Adjustment for mineral property acquisition and deferred exploration costs (see note 10(a) of the March 31, 2006 audited consolidated financial statements)	(32,481,602)	(32,481,602)

Adjustment for change in fair value of available for sale marketable securities (see note 10(c) and 10(d) of the March 31, 2006 audited consolidated financial statements)	71,392	146,120

Adjustment for change in fair market value of long-term investments (see note 10(c) and 10(d) of the March 31, 2006 audited consolidated financial statements)	(320,000)	880,000

Total assets, under US GAAP	$2,674,605	$3,418,806

(ii) Share Capital:

Share capital, under Canadian GAAP	$59,029,913	$58,253,663

Adjustment for fair value of employee and director options exercised prior to adoption of new accounting standard and transferred to share capital (see note 10(b) of the March 31, 2006 audited consolidated financial statements)	(20,314)	(20,314)

Total share capital, under US GAAP	$59,009,599	$58,233,349

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Three Months Ended June 30, 2006

12.	Reconciliation of United States Generally Accepted Accounting Principles ("US GAAP") (Continued)

	June 30, 2006 (Unaudited)	March 31, 2006 (Audited)
(iii) Contributed Surplus:

Contributed surplus, under Canadian GAAP	$561,777	$561,777

Adjustment for issuance of Employee stock options (see note10(b) of the March 31, 2006 audited consolidated financial statements)	(504,279)	(504,279)

Adjustment on adoption of new accounting standard for stock-based compensation (see note 10(b) of the March 31, 2006 audited consolidated financial statements)	(74,900)	(74,900)

Adjustment for fair value of employee and director options exercised prior to adoption of new accounting standard and transferred to share capital (see note 10(b) of the March 31, 2006 audited consolidated financial statements)	20,314	20,314

Adjustment for stock-based compensation (see note 10(b) of the audited March 31, 2006 consolidated financial statements)	1,704,000	1,704,000

Contributed surplus, under US GAAP	$1,706,912	$1,706,912

(iv) Accumulated Other Comprehensive Income:

Adjustment for change in fair value of available for sale marketable securities (see note10(c) and 10(d) of the March 31, 2006 audited consolidated financial statements)	$71,392	$146,120

Adjustment for the fair value of long term investments (see note10(c) and 10(d) of the March 31, 2006 audited consolidated financial statements)	(320,000)	880,000

Accumulated other comprehensive income(loss), under US GAAP	$(248,608)	$1,026,120

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Three Months Ended June 30, 2006

12.	Reconciliation of United States Generally Accepted Accounting Principles ("US GAAP") (Continued)

	June 30, 2006 (Unaudited)	March 31, 2006 (Audited)
(v) Deficit:

Deficit, under Canadian GAAP	$(24,320,928)	$(24,122,418)

Adjustment for mineral property acquisition costs and deferred exploration (see note 10(a) of the March 31, 2006 audited consolidated financial statements)	(32,481,602)	(32,481,602)

Issuance of stock options (see note 10(b) of the March 31, 2006 audited consolidated financial statements)	504,279	504,279

Adjustment on adoption of new accounting standard for stock-based compensation (Note 10(b) of the audited March 31, 2006 consolidated financial statements)	74,900	74,900

Adjustment for stock-based compensation (Note 10(b) of the audited March 31, 2006 consolidated financial statements)	(1,704,000)	(1,704,000)

Deficit, under US GAAP	$(57,927,351)	$(57,728,841)

	June 30, 2006 (Unaudited)	June 30, 2005 (Unaudited)
(vi) (Loss) Earnings and (Loss) Earnings per share for the period:

(Loss) earnings per share for the period, under Canadian GAAP	$(198,510)	$(117,810)

Adjustment for deferred exploration expenditures	-	(19,955)

Adjustment to gain on sale of mineral property previously written off	-	-

Adjustment for stock-based compensation	-	-

Loss (earnings) for the period, under US GAAP	(198,510)	(137,765)

Other Comprehensive Income: Change in the fair value of available for sale marketable securities	(82,062)	(66,742)

Change in value of long term investments	(320,000)	-

Comprehensive (loss) earnings, under US GAAP	$(600,572)	$(204,507)

Basic and diluted (loss) earnings per share, under US GAAP	$(0.01)	$(0.004)

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Three Months Ended June 30, 2006

12.	Reconciliation of United States Generally Accepted Accounting Principles ("US GAAP") (Continued)

	June 30, 2006 (Unaudited)	June 30, 2005 (Unaudited)
(vii) Cash Provided by (used in) Operating Activities:

Cash provided by (used in) operating activities under Canadian GAAP	$(357,541)	$(172,578)

Adjustment for deferred exploration expenses	-	(19,955)

Cash provided by (used in) operating activities under US GAAP	$(357,541)	$(192,533)